

Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com

9 November 2006

Ref: ZM/SEC/061109


SEC MAIL
RECEIVED
PROCESSING
NOV 17 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
USA


06018622

SUPPL

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Zoe McGowan
Company Secretary

OP03S4.1

Registered in England & Wales No. 3131723.Registered as above.
VAT Reg No. 658 1840 14



8th November 2006

Preliminary Results for the year ended 31 August 2006

Phytopharm plc (PYM: London Stock Exchange) ("Phytopharm" or the "Company", or the "Group") today announces its preliminary results for the year ended 31 August 2006.

Key Points – Pharmaceutical Products

- Good overall safety and tolerability demonstrated in 256 patient Phase IIa clinical study for Cogane™ in mild to moderate Alzheimer's disease patients.
- Demonstration of a trend for slower disease progression in patients with more moderate Alzheimer's disease taking Cogane™ compared with placebo.
- Detailed assessments and due diligence now in progress for Cogane™ and Myogane™ with suitable licensing partners.

Key Points – Functional Foods

- Successful completion of the first stage and progression into second stage of the Joint Development Agreement with Unilever for our weight management product, *Hoodia gordonii* extract. Clinical studies underway.
- Commitment by Unilever to pay up to £3.5 million (£0.66 million already received) to support the second stage of the development programme. The balance of this payment is expected during the next financial period (FY 2007).
- Exclusive global marketing and distribution agreement for Phytopica™ with Schering-Plough Animal Health (Schering-Plough). Product launched in UK and plans underway to launch in multiple European territories.

Key Points - Financial

- Revenue of £1.88 million (2005 £7.38 million)
- Loss of £5.64 million (2005 £3.33 million)
- Cash balance of £6.00 million (2005 £11.64 million)

Key Points – Board

- Appointment of Mr Sandy Morrison and Dr Peter Blower as Non-Executive Directors
- Retirement of Mr Gordon Stevens as Chairman and Dr Trevor Flanagan as Non-Executive Director
- Appointment of Dr Paul Whitney as Chairman

Dr Richard Dixey, Chief Executive of Phytopharm, said:

"The highlights of the year were the successful progression of our functional food products with our partners Unilever and Schering-Plough. The market launch of Phytopica™ is a real milestone for us. Our business strategy of combining the development of functional foods with speciality pharmaceuticals is consolidating rapidly, and we look forward to positive developments in both sides of the business over the coming period."

Enquiries:

Phytopharm plc	Tel:	01480 437697
Dr Richard Dixey, Chief Executive	Tel:	01480 437697
Dr Daryl Rees, Chief Operating Officer	Mobile:	07710 479626
Financial Dynamics		
David Yates / Ben Atwell	Tel:	0207 831 3113

Operational Review

Phytopharm is a pharmaceutical development and functional food company whose product leads are generated from medicinal plant extracts. The Company's strategy is to develop these products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing.

This business model generates a lean cash burn and all laboratory, manufacturing and clinical work is outsourced to specialists while core competencies such as strategy and management are kept in-house. This operational structure allows access to advanced research techniques whilst maintaining low fixed overheads and a lower development cost structure.

Pharmaceutical Products

The progress of our pharmaceutical products over the period, each at different stages of development, is described below.

Alzheimer's disease

Cogane™ (coded PYM50028) is being developed as a potential disease modifying agent for Alzheimer's and Parkinson's diseases. This novel synthetic chemical is orally active and has neuroprotective and neurotrophic properties. Cogane™ restores the learning and memory ability in Alzheimer's disease pre-clinical models and thereby offers the potential to arrest or reverse the symptoms of Alzheimer's disease.

In late November 2005 we announced the preliminary results obtained from the Phase IIa clinical study of Cogane™ in mild and moderate Alzheimer's disease patients. The Oxford Project to Investigate Memory and Ageing (OPTIMA) was the lead clinical centre and 15 other sites in the UK participated in the study.

Two hundred and fifty-six subjects with Alzheimer's disease ranging in severity from mild to moderate were randomly allocated to receive either 120 mg Cogane™ (n = 127) or a placebo (n = 129), orally once daily for 12 weeks. The majority of patients enrolled had mild disease. The baseline demography data confirmed that the treatment groups were well balanced for factors such as age, gender and severity of disease.

The overall safety data confirmed that Cogane™ administered orally once daily for up to 12 weeks is well tolerated and has a good overall clinical safety profile. There were no substantial differences in the adverse event and laboratory safety data for each group.

The prospectively defined primary efficacy measures were cognitive assessments measured using CANTAB-PAL and the Hopkins verbal learning test. The baseline scores and changes over time were not significantly different between the groups.

Although the Phase IIa clinical trial was not of a sufficient duration to observe deterioration in cognitive function in the group of Alzheimer's patients whose disease severity included both mild and moderate disease, a subset analysis on the smaller number of patients with moderate Alzheimer's disease showed a trend towards deterioration in the placebo group, with no significant deterioration observed in the Cogane™ group.

This encouraging trend for slower disease progression in more moderate Alzheimer's patients with Cogane™ coupled with its excellent tolerability, confirms the need for longer term studies for efficacy determination. Further work has now been initiated in preparation for further clinical studies and discussions with potentially suitable licensees have progressed to detailed evaluations and due diligence assessments of the full data set.

Motor neurone disease

Myogane™ (coded PYM50018) is being developed for amyotrophic lateral sclerosis (ALS; also known as Lou Gehrig's disease). ALS is the most common motor neurone disease and results from progressive degeneration of both upper and lower motor neurones. This condition has a high unmet medical need. Although the precise molecular pathways that cause the death of motor neurones in ALS remain unknown, possible mechanisms include mitochondrial alterations and glutamate mediated excitotoxicity. In pre-clinical studies, the single chemical Myogane™ protects against neuronal damage, reverses the decrease of neuronal growth factors and reverses neuronal degeneration observed in motor neurones. Myogane™ also increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis *in vitro*. When administered orally to a transgenic preclinical model of ALS, Myogane™ delays the loss of muscle strength and extends survival time.

In 2004, we successfully completed a Phase Ia clinical study to evaluate the safety, tolerability and pharmacokinetic profile of Myogane™. This residential clinical study was conducted under an investigational new drug (IND) filed with the United States Food and Drug Administration (FDA) and confirmed that the product was well absorbed with an excellent safety profile. We also announced that the FDA had granted Orphan Drug and Fast Track designation to Myogane™ for the treatment of ALS. Building on this success we have further developed a new liquid formulation suitable for ALS patients and are completing safety studies to support further clinical studies planned for calendar H1 2007. Initial discussions with potentially suitable licensees have now led to detailed assessments and due diligence evaluations of the full data set.

Parkinson's disease, niche and orphan neurodegenerative diseases

PYM50028 has potential utility as a treatment for Parkinson's disease as well as niche and orphan neurodegenerative diseases. A consistent feature of Parkinson's disease is the loss of dopamine-containing cells in the *substantia nigra* area of the brain. Current drugs can mitigate many of the symptoms for a while but do not alter the prognosis of steady decline. One important mechanism involved in neuronal degeneration of the *substantia nigra* is the production of toxic free radicals. Phytopharm has generated data demonstrating that PYM50028 reverses the neurotoxicity in dopaminergic neurones and reverses the decrease of neuronal growth factors and dopamine receptors in the brain. In a pre-clinical model of Parkinson's disease, PYM50028 restores dopaminergic terminals in the striatum and protects dopaminergic cell bodies in the substantia nigra, providing encouraging evidence that PYM50028 has a disease modifying effect in this model and as such is a promising novel treatment for Parkinson's disease.

The neuroprotective and neurotrophic actions of PYM50028 suggest potential beneficial effects in niche and orphan neurodegenerative diseases including diabetic and mitotic neuropathies, Friedrich's ataxia, progressive supranuclear palsy, Huntington's disease and multiple system atrophy. In pre-clinical models, PYM50028 protects against sensory and motor neuronal damage, increases neurite outgrowth, reverses oxidative damage and reverses neuronal apoptosis *in vitro*.

Asthma and other inflammatory disorders

Asthma is a chronic inflammatory disorder of the airways that causes recurrent episodes of wheezing, breathlessness, chest tightness and coughing. In addition, asthma is usually associated with widespread but variable airflow obstruction. Inhibition of inflammation and opening of the airways are therefore key components of asthma treatment. Steady progress has been made in identifying novel synthetic molecules that can be developed as a pharmaceutical medicine for the treatment of asthma and other inflammatory disorders. Pre-clinical studies have demonstrated anti-inflammatory and anti-spasmodic activity in several models of asthma and inflammation. We plan to conduct further proof of concept studies in pre-clinical models of asthma during the coming year.

Obesity and metabolic syndrome

Obesity leads to a cluster of metabolic alterations and as a result is a major risk factor for insulin resistance, type 2 diabetes, coronary artery disease, hypertension, stroke, osteoarthritis and certain forms of cancer. Weight is gained when energy intake exceeds energy expenditure. The excess energy is stored as fat, and if there is an extended period of positive energy balance, obesity will result. The mechanism of action of the chemical series based on the active components of our *Hoodia gordonii* extract (see below) is under investigation. Proteomic research is helping to define novel targets and the design of new molecules as pharmaceutical candidates for metabolic syndrome.

Functional Foods

The progress of our functional food products over the year is described below.

Obesity

Our obesity functional food product is based on an extract of the succulent plant, ***Hoodia gordonii***, which contains a novel appetite suppressant that reduces caloric intake in overweight subjects, as demonstrated in our double-blind, placebo-controlled clinical study announced in December 2001. Extracts of *Hoodia gordonii* and the active molecules therein are the subject of a global patenting programme, with major patents granted in the US, UK and Japan and pending in Europe and all other major territories.

In December 2004, we announced that we had granted an exclusive global licence for the *Hoodia gordonii* extract to Unilever plc. Under the terms of the agreement, Phytopharm and Unilever are collaborating on a five-stage research and development programme of safety and efficacy studies with a view to bringing new weight management products to market.

In April 2006, we announced that we had successfully completed the first stage of our Joint Development Agreement. We also announced that we are now progressing through the second stage which includes clinical studies.

As part of the agreement, Unilever committed to initial payments of approximately £6.5 million for the first stage and in April 2006 committed up to £3.5 million for the second stage, out of a potential total of up to £21 million in payments to Phytopharm. In addition, Phytopharm will receive an undisclosed royalty on sales of all products containing the extract. Unilever is also managing a separate agronomy programme and supporting the international patent programme for the products.

Phytopharm and Unilever have also become aware of many companies that are selling products over the Internet and in some stores claiming to contain *Hoodia* and causing weight loss. Analysis of these products has demonstrated that the great majority of them contain little or no *Hoodia*. Phytopharm and Unilever have made contact with the relevant authorities concerning this development and are satisfied with the progress being made in these key discussions.

Canine skin health

Phytopica™ is a natural three plant product that provides a novel 3 in 1 approach to help maintain a normal healthy immune system, support normal white cell function and provide anti-oxidant benefits. Following the success in 2004 of our European multi-centre study in canine atopic dermatitis, we launched Phytopica™ as a complementary pet food. Canine dermatological disorders are well recognised by veterinarians to be a major problem in small animal practice, with an estimated 15% of the UK dog population (around 900,000 dogs) affected by skin conditions due to allergy (source: Animal Pharm). Maintenance of a healthy skin and coat and alleviation of itching are of major importance to canine general health and quality of life.

In January 2006, we announced that we had entered into an exclusive global marketing and distribution agreement with Schering-Plough Animal Health for Phytopica™. Under the terms of the agreement, Phytopharm is responsible for the manufacture and sale of Phytopica™ to Schering-Plough. Schering-Plough is responsible for the global sales, marketing and distribution of Phytopica™. In April 2006, we announced the UK launch by Schering-Plough of Phytopica™.

Phytopica™ has been proven extensively in clinical trials and enjoys strong support from veterinary dermatologists in the UK. Launched at the world's largest companion animal congress, the British Small Animal Veterinary Association (BSAVA) in Birmingham, 20-23 April 2006, Phytopica™ has an excellent safety profile and is recognised as suitable for all dogs whatever size or breed. Following the UK launch, Schering-Plough will market and distribute Phytopica™ in multiple European territories during 2007 and plans to market the product in the USA during 2008. With Schering-Plough's global presence we look forward to strong growth from this product.

Canine joint health

In June 2004, we announced the launch of **Zanthofen™** for the maintenance of canine joint mobility. Pre-clinical studies have demonstrated that the components of Zanthofen™ maintain normal white cell function and have anti-oxidant properties that help maintain joint mobility. Income from this product has been small and sales growth will require expansion into international markets. The rights to the product are being assigned to its Indian manufacturer and a proportion of any future revenue will be transferred to Phytopharm.

Board Changes

In September, we announced that Gordon Stevens (non-executive Chairman) and Trevor Flanagan (non-executive Director) retired from the Board and that Paul Whitney (previously Deputy Chairman) stepped up to the role of non-executive Chairman. This reorganisation followed the earlier appointments of two non-executive Directors - Dr Peter Blower, former Director of New Neuroscience products at SmithKline Beecham, and Sandy Morrison, former CEO of Lipton Ltd, a Unilever subsidiary.

Outlook

Phytopharm is making good progress in developing a broad portfolio of products with substantial potential value. We are progressing through the second stage of our obesity programme with Unilever and Schering-Plough has launched Phytopica™ in the UK for canine skin health as a part of its global marketing deal.

Our functional food products are now generating revenue and we continue to invest in the pharmaceutical development of the Company. Overall, with growing revenues from our marketed product, Phytopica™, a major licensing partner in place for *Hoodia gordonii* and licensing discussions underway for the neurodegeneration products in our portfolio, Phytopharm is well placed to continue its progress during the coming year.

Furthermore, the recent appointments to the Board bring significant benefits to the Company, in particular the strengthening of our neuroscience pharmaceutical development and functional food expertise. The Company is currently seeking to appoint a Chief Financial Officer as a main board director to further strengthen the management team.

Financial review

Phytopharm is a pharmaceutical development and functional food company which continues to invest in the development of its product portfolio. This is reflected in the financial performance of the Group for the twelve months to 31 August 2006.

These unaudited financial statements are the first annual results for which the Group is required to adopt International Financial Reporting Standards (IFRS). Previously, the Group has prepared its financial statements under UK Generally Accepted Accounting Practice ("UK GAAP"). In accordance with IFRS1 the comparative financial statements for the year ended 31 August 2005 have been restated to comply with IFRS.

The most notable change for the Group is the adoption of IFRS2 'Share-based Payment', which requires the fair value of equity based compensation to be recognised in the income statement.

Income statement

Revenue of £1.66 million for the period was generated from Unilever for the development of the *Hoodia gordonii* programme. This includes £0.66 million out of a total of up to £3.5 million which has been committed by Unilever to support the second stage of the development programme. The balance of this payment is expected during the next financial period (FY 2007).

Further revenue of £0.22 million was generated from sales of Phytopica™ as a companion animal health product. This compares with product sales of £0.13 million in the corresponding period. Phytopica™ was licensed to Schering-Plough in January 2006 and formally launched in April 2006.

Losses are slightly greater and revenue lower than anticipated due to timing variations on income arising from these contracts. Despite these timing issues the development programme with Unilever remains on target as does the launch programme with Schering-Plough. Revenue for the comparable period (twelve months to 31 August 2005) included a final £4 million (£3.6 million net of Japanese withholding tax) milestone payment by Yamanouchi Pharmaceutical Company Ltd (Yamanouchi) following acknowledgement that the safety data in relation to the first sixty patients treated with Cogane™ in the Phase IIa study had fulfilled the criteria set out in the licensing agreement.

Following the successful fundraising in May 2005, expenditure on research and development has continued as planned for the twelve months ended 31 August 2006. A total of £6.54 million was spent during the period compared to £8.91 million for the twelve months ended 31 August 2005. 53% of this expenditure has been incurred on the Alzheimer's and motor neurone disease programmes. This includes the completion of the Cogane™ Phase IIa study, safety studies for Myogane™ and pharmaceutical development work for both products. A further 27% of expenditure has been incurred on the development of *Hoodia gordonii* extract which has now progressed into the second stage of development. The remaining expenditure includes pre-clinical work on the asthma and metabolic syndrome programmes.

Expenditure on administrative expenses for the twelve months ended 31 August 2006 decreased to £1.63 million (FY 2005 £2.01million). This is after a charge of £0.30 million (FY 2005 £0.76 million) representing the non-cash cost for the period of share options awarded to employees.

As a result of the successful fundraising in May 2005, interest receivable has increased to £0.38 million (FY 2005 £0.34 million).

The income statement shows a taxation credit of £0.60 million (FY 2005 £0.67 million) relating to the research and development tax relief in respect of qualifying expenditure.

Balance sheet

Current assets at 31 August 2006 amounted to £8.01 million and comprised inventories of £0.84 million, amounts receivable of £1.17 million and cash and cash equivalents of £6.00 million.

Inventories decreased in the twelve months to 31 August 2006 due to product sales and provision for short-dated finished goods and raw materials. Trade and other receivables continue to include an R & D tax credit receivable of £0.60 million (FY 2005 £0.67 million).

The decrease in cash resources of £5.64 million between 31 August 2005 and 31 August 2006 reflects the expenditure on developing the Group's product portfolio offset by income generated from licensing activities and product sales. Cash resources described as cash and cash equivalents are initially invested for a period of 90 days or less.

Current liabilities of £1.74 million at 31 August 2006 comprise trade and other creditors and include £0.46 million of deferred revenue (FY 2005 £0.29 million).

Cash flow

The net cash used in operating activities for the twelve months to 31 August 2006 was £5.85 million (FY 2005 £3.79 million). The net cash generated from investing activities arises from interest received of £0.38 million and the sale of fixed assets £0.61 million, offset by purchases of fixed assets of £0.24 million. In the twelve months ended 31 August 2005 additional cash was generated of £0.61

million arising from the repayment by Unilever of advances to certain suppliers made by the Group in 2004.

Financial outlook

Phytopharm will continue to invest in its pharmaceutical and functional food products and work with its licensing partners to continue the development of the *Hoodia gordonii* programme and to roll out the launch of Phytopica ™ in territories across Europe. The Group currently has cash resources in excess of twelve months of operations. The Group's business development activities will focus on the out-licence of products to partners who will share in the cost and risk of product development thus contributing to cash flows in future years. The Group also intends to pursue in-licensing opportunities to strengthen the existing product portfolio but does not expect a significant increase in administrative expenses to arise from in-licensing activities.

Unaudited consolidated income statement
For the year ended 31 August 2006

	note	31 August 2006 £	31 August 2005 (restated) £
Revenue		**1,882,501**	7,378,110
Cost of sales		**(341,067)**	(399,842)
Gross profit		**1,541,434**	6,978,268
Research and development expenses		**(6,540,173)**	(8,910,005)
Selling, general and administrative expenses		**(1,624,779)**	(2,006,794)
Operating loss		**(6,623,518)**	(3,938,531)
Interest receivable and similar income		**380,484**	338,212
Interest payable and similar charges		**-**	(295)
Loss on ordinary activities before taxation		**(6,243,034)**	(3,600,614)
UK tax credit on loss/ on ordinary activities	2	**604,421**	674,341
Foreign tax charge	2	**-**	(400,000)
Loss for the period		**(5,638,613)**	(3,326,273)
Basic and diluted loss per share (pence)	3	(11.0)	(7.3)

All revenue and expenses shown above were generated from continuing operations.

Unaudited consolidated statement of changes in shareholders' equity
For the year ended 31 August 2006

	Share capital	Share premium	Other reserves	Retained deficit	Total
	£	£	£	£	£
Balance at 1 September 2004	**427,488**	**38,134,657**	**(204,211)**	**(33,079,538)**	**5,278,396**
Loss for the period	-	-	-	(3,326,273)	**(3,326,273)**
Issue of equity share capital	84,321	9,022,051	-	-	**9,106,372**
Equity share options charge	-	-	-	755,230	**755,230**
Balance at 31 August 2005	**511,809**	**47,156,708**	**(204,211)**	**(35,650,581)**	**11,813,725**
Loss for the period	-	-	-	(5,638,613)	**(5,638,613)**
Equity share options charge	-	-	-	302,492	**302,492**
Balance at 31 August 2006	**511,809**	**47,156,708**	**(204,211)**	**(40,986,702)**	**6,477,604**

Unaudited consolidated balance sheet
As at 31 August 2006

	note	31 August 2006 £	31 August 2005 (restated) £
Non-current assets			
Property, plant and equipment		**201,521**	146,002
Non-current assets		**201,521**	146,002
Current assets			
Inventories	4	**842,899**	947,221
Trade and other receivables	5	**1,173,303**	1,339,430
Cash and cash equivalents		**5,997,428**	11,640,739
Current assets		**8,013,630**	13,927,390
Current liabilities			
Trade and other payables	6	**(1,737,547)**	(2,259,667)
Net current assets		**6,276,083**	11,667,723
Net assets		**6,477,604**	11,813,725
Share capital		**511,809**	511,809
Share premium		**47,156,708**	47,156,708
Other reserves		**(204,211)**	(204,211)
Retained deficit		**(40,986,702)**	(35,650,581)
Shareholders' funds		**6,477,604**	11,813,725

Unaudited consolidated cash flow statement
For the year ended 31 August 2006

	31 August 2006 £	31 August 2005 (restated) £
Cash flow from operating activities		
Operating loss	**(6,623,518)**	(3,938,531)
Depreciation	**108,259**	89,605
Loss/(gain) on disposal of property, plant and equipment	**10,068**	(1,150)
Option charge	**302,492**	755,230
	(6,202,699)	(3,094,846)
Changes in working capital		
Decrease/(increase) in trade and other receivables	**96,207**	(317,552)
Decrease in trade and other payables	**(520,725)**	(14,612)
Decrease/(increase) in inventories	**104,325**	(596,687)
Cash used in operations	**(6,522,892)**	(4,023,697)
Taxation received	**674,341**	630,300
Foreign taxation paid	-	(400,000)
Interest paid	-	(295)
Net cash used in operating activities	**(5,848,551)**	(3,793,692)
Cash flows from investing activities		
Purchase of tangible fixed assets	**(234,596)**	(62,845)
Sale of tangible fixed assets	**60,750**	9,000
Repayment of advances to suppliers	-	613,929
Interest received	**380,484**	338,212
Net cash generated from investing activities	**206,638**	898,296
Cash flows from financing activities		
Issue of shares	-	10,259,384
Share issue costs	-	(1,153,012)
Capital element of finance leases	**(1,398)**	(1,397)
Net cash (used in)/generated from financing activities	**(1,398)**	9,104,975
Movements in cash and cash equivalents in the period	**(5,643,311)**	6,209,579
Cash and cash equivalents at the beginning of the period	**11,640,739**	5,431,160
Cash and cash equivalents at end of period	**5,997,428**	11,640,739

Notes to the unaudited financial statements
For the year ended 31 August 2006

1 Basis of preparation

The preliminary announcement for the year ended 31 August 2006 is unaudited and has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as at 31 August 2006. On 8 May 2006, along with its interim results, the Group reported on the impact of IFRS on its results for the year ended 31 August 2005, and set out its principal accounting policies under IFRS.

The financial information in this preliminary announcement does not constitute the Group's statutory accounts for the year ended 31 August 2006 or the year ended 31 August 2005, but is derived from those accounts.

The Group's statutory accounts for the year ended 31 August 2005, prepared under UK GAAP have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Tax on loss on ordinary activities

	31 August 2006 £	31 August 2005 £
United Kingdom		
Corporation tax credit	**604,421**	674,341
Foreign taxation		
Withholding tax suffered	-	(400,000)
	604,421	274,341

Foreign tax relates to the 10% Japanese withholding tax suffered in the year ended 31 August 2005 on the £4 million income from the Yamanouchi milestone.

There is no corporation tax charge because of the incidence of tax losses. The Company has taken advantage of the Research and Development corporation tax credits introduced in the Finance Act 2000 whereby a company may surrender corporation tax losses incurred on research and development expenditure for a corporation tax refund at the rate of 24 pence on the pound of actual expenditure.

3 Loss per share

The loss per share is based on losses from continuing operations of £5,638,613 and 51,180,893 ordinary shares, being the weighted average number of shares in issue during the period.

As the Group was loss-making in the year ended31 August 2006 and the year ended 31 August 2005, there were no dilutive potential ordinary shares.

Notes to the unaudited financial statements
For the year ended 31 August 2006

4 Inventory

	31 August 2006 £	31 August 2005 £
Raw materials and consumables	**360,843**	525,916
Work in progress	**482,056**	293,025
Finished goods and goods for resale	**-**	128,280
	842,899	947,221

5 Trade and other receivables

	31 August 2006 £	31 August 2005 £
Trade receivables	**324,396**	226,076
R & D tax credit	**604,421**	674,341
Other receivables	**34,740**	227,743
Prepayments and accrued income	**209,746**	211,270
	1,173,303	1,339,430

6 Trade and other payables

	31 August 2006 £	31 August 2005 £
Trade payables	**522,222**	589,922
Obligations under finance leases	**-**	1,398
Other payables	**73**	18,494
Other taxation and social security	**61,598**	58,998
Accruals and deferred income	**1,153,654**	1,590,855
	1,737,547	2,259,667

7 Related party transactions

The Group was obliged during the financial year ended 31 August 2005, to pay the Inland Revenue £157,731 arising in respect of personal tax on the exercise by the Chief Executive Officer of 288,889 share options on 3 December 2004, near the end of the exercise period. At 31 August 2005, Dr Dixey was accordingly obliged to reimburse such amount to the Company including interest charges at 5%, being the Inland Revenue Approved Rate. Subsequent to 31 August 2005 the Remuneration Committee agreed to waive the repayment of the amount due from Dr Dixey, who will instead receive no bonus for the 2005 and 2006 financial years. The Company has therefore recognised in the income statement for the year ended 31 August 2006 a charge of £314,170 in respect of this arrangement, being the impairment of the receivable relating to the original tax on share option gains and the additional tax liability on the benefit arising from the waiver. At 31 August 2006, there is no outstanding balance with a related party relating to these arrangements.